DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Angus Corporate Center 230 – 1700 West 75th Ave Vancouver BC Canada V6P 6G2	877.863.2268 – Toll Free 604.267.6000 – Telephone 604.267.6005 – Facsimile www.dynamotive.com

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at September 30, 2006 and the interim consolidated statements of loss, deficit and cash flows for the nine months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

/s/ R. Andrew Kingston	/s/ Brian Richardson
R. Andrew Kingston	Brian Richardson
President & Chief Executive Officer	Chief Financial Officer
Vancouver, Canada	Vancouver, Canada
November 29, 2006	November 29, 2006

Q3/2006 Restated Financial Statements

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
Unaudited Interim Consolidated Financial Statements
For the nine months ended September 30, 2006
(In U.S. Dollars)

Contents

Q3/2006 Restated Financial Statements

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets
(expressed in U.S. dollars)

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
	(restated,
	Note 3)
	$	$

ASSETS
Current
Cash and cash equivalents	11,768,579	1,428,468
Restricted cash	—	172,813
Accounts receivable	310,207	40,326
Government grants receivable	1,138,878	627,582
Prepaid expenses and deposits	780,848	235,127
Total current assets	13,998,512	2,504,316
Long term investment	100,000	—
Capital assets	20,491,103	14,199,148
Patents	268,364	259,109
TOTAL ASSETS	34,857,979	16,962,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [Note 4]	3,530,317	7,314,856
Project advance [Note 5]	500,000	—
Convertible debenture [Note 6]	—	546,461
Total current liabilities	4,030,317	7,861,317
Deferred revenue [Note 7]	400,000	—
Long-term debt [Note 8]	—	808,848
Total liabilities	4,430,317	8,670,165

Shareholders’ equity
Share capital	82,216,230	51,849,476
Shares to be issued [Note 9c]	1,067,171	2,677,832
Contributed surplus	15,637,805	13,047,158
Cumulative translation adjustment	494,560	(434,661)
Deficit	(68,988,104)	(58,847,397)
Total shareholders’ equity	30,427,662	8,292,408
TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	34,857,979	16,962,573

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:
“R. Andrew Kingston”	Director	“Richard C H Lin”	Director

Q3/2006 Restated Financial Statements	2

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss
(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(restated,		(restated,
	Note 3)		Note 3)
	$	$	$	$

EXPENSES
Marketing and business development	464,385	195,909	1,394,025	551,751
Research and development	974,743	492,733	3,050,615	1,640,337
General and administrative expenses	1,784,153	1,323,353	5,282,125	3,589,818
Depreciation and amortization	28,997	35,294	84,597	102,202
Interest expense	24,524	925,533	446,877	1,084,352
Exchange (gain) loss	1,445	(29,244)	248,563	(28,636)
	3,278,247	2,943,578	10,506,802	6,939,824
Loss from operations	(3,278,247)	(2,943,578)	(10,506,802)	(6,939,824)

OTHER REVENUE AND EXPENSES
Interest and other income	191,283	19,505	366,095	20,710
Loss for the period	(3,086,964)	(2,924,073)	(10,140,707)	(6,919,114)

Weighted average number of common
shares outstanding	162,278,171	109,672,315	148,705,520	104,389,515

Basic and diluted loss per common share	0.02	0.03	0.07	0.07

The accompanying notes are an integral part of these financial statements.

Unaudited Consolidated Statements Of Deficit
(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(restated,		(restated,
	Note 3)		Note 3)
	$	$	$	$

Deficit, beginning of period	(65,901,140)	(50,845,094)	(58,847,397)	(46,850,053)
Loss for the period	(3,086,964)	(2,924,073)	(10,140,707)	(6,919,114)
Deficit, end of period	(68,988,104)	(53,769,167)	(68,988,104)	(53,769,167)

See accompanying notes

Q3/2006 Restated Financial Statements	3

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow
(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(restated,		(restated,
	Note 3)		Note 3)
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(3,086,964)	(2,924,073)	(10,140,707)	(6,919,114)
Add items not involving cash:
Depreciation and amortization	28,997	35,294	84,597	102,202
Interest-accretion on convertible loan	—	—	233,017	—
Stock based compensation	686,494	1,334,142	3,211,828	2,436,945
Translation (gain) loss	1,445	(29,324)	248,563	(49,770)
Net change in non-cash working capital balances
related to operations [Note 11]	(1,805,135)	(883,127)	(3,907,156)	354,019
Cash used in operating activities	(4,175,163)	(2,467,088)	(10,269,858)	(4,075,718)

FINANCING ACTIVITIES
Increase in convertible note – short term	—	(500,000)	—	825,000
Increase in short term advance	—	—	—	(42,331)
Decrease in long term loan	—	—	(830,013)	—
Increase in Joint-Venture deposit received	—	—	500,000	—
Decrease in project deposits	—	—	—	(164,298)
Decrease (increase) in government grants receivable	381,773	(616,765)	(474,036)	(781,850)
Increase in deferred revenue	50,000	—	400,000	—
Share capital issued	1,015,924	3,305,069	24,723,410	6,206,650
Shares to be issued	253,333	115,000	253,333	279,298
Cash provided by financing activities	1,701,030	2,303,304	24,572,694	6,322,469

INVESTING ACTIVITIES
Increase in long term investments	(100,000)	—	(100,000)	—
Increase in patent costs	(6,417)	(10,238)	(16,651)	(20,769)
Purchase of capital assets (net of government grants)	(2,363,994)	650,791	(4,065,042)	(1,856,925)
Decrease in restricted cash	—	—	172,813	—
Cash used in investing activities	(2,470,411)	640,553	(4,008,880)	(1,877,694)

Increase (decrease) in cash and cash equivalents	(4,944,544)	476,769	10,293,956	369,057
Effects of foreign exchange rate changes on cash	(4,378)	7,533	46,155	48,832
Increase (decrease) in cash and cash equivalents
during the period	(4,948,922)	484,302	10,340,111	417,889
Cash and cash equivalents, beginning of period	16,717,501	70,558	1,428,468	136,971
Cash and cash equivalents, end of period	11,768,579	554,860	11,768,579	554,860

The accompanying notes are an integral part of these financial statements.

Q3/2006 Restated Financial Statements	4

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is a leader in biomass-to-liquid fuel conversion, a process known as “Fast Pyrolysis”. Its principal business is the development and commercialization of its renewable energy process called “Fast Pyrolysis”, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive Europe Limited, incorporated under the laws of the United Kingdom; Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Biomass Resource Corporation, provincially incorporated under the laws of British Columbia, Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Q3/2006 Restated Financial Statements	5

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at September 30, 2006 and the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2006 and 2005, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2005, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the nine months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. RESTATEMENT

On May 1, 2007, the Company announced that it was amending and restating its unaudited financial results for the third quarter of 2006 in order to correct an inadvertent accounting error which led to an overstatement of expenditure.

During the third quarter of 2006 the company recorded an asset write-down of $2.3 million related to the West Lorne plant upgrade, as certain equipment is being removed and disposed of. This estimate of assets impairment has been reviewed as at December 31, 2006 and an updated estimate has confirmed that no write-down is required.

The Company’s balance sheet was also restated to reflect an increase in capital assets from $18,191,103 to $20,491,103.

4. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $374,520 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at September 30, 2006, there has been no change in status regarding the settlement of the credit facility.

Q3/2006 Restated Financial Statements	6

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

5. JOINT VENTURE DEPOSIT RECEIVED

During the first quarter of 2006, the Company received $500,000 as an initial equity investment for a 49% interest in Dynamotive Biomass Resource Corporation (“DBRC”) to be established in cooperation with Consensus Business Group ("CBG") of the United Kingdom. CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to DBRC, invest $500,000 in DBRC’s equity and loan $1 million to DBRC on commercial terms. As at September 30, 2006, DBRC has been incorporated and the Company is holding the deposit until it is advanced to DBRC as CBG's initial equity investment.

See also Note 13(a), Subsequent Event.

6. CONVERTIBLE DEBENTURES

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at September 30, 2006, no debentures were outstanding.

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the 2005 due to the conversion of the debentures. During the first six months of 2006, $20,645 was accreted of the debt discount and $107,894 was expensed due to conversion of the remaining debentures.

As at December 31, 2005, restricted funds of $172,813 were held by the Company’s lawyer as collateral for short-term convertible debentures. In January 2006, debenture holders converted the same amount to company shares and these funds became non-restricted.

7. DEFFERED REVENUE

As at September 30, 2006 the Company has received $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology. This $500,000 is non-refundable. Dynamotive has loaned $250,000 to Rika on commercial terms as a short-term loan receivable. The $500,000 License payment less the $250,000 loan has been recorded as deferred revenue on the Company’s balance sheet.

The Company has also received $150,000 from Classic Power as an initial payment on a Plant License for Guelph, Ontario, Canada. This $150,000 is non-refundable and has been recorded as deferred revenue.

See also Note 13(b), Subsequent Event.

Q3/2006 Restated Financial Statements	7

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

8. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the “LP”) entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan was collateralized by the assets of the LP and guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The accretion of the debt discount began in January 2005 and $22,591 was accreted in 2005. During first five months of 2006, $9,459 was accreted of the debt discount and $37,754 was expensed due to the repayment of the loan in June 2006. The loan was repaid in full in June 2006.

9. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares (2005 - unlimited common shares) with no par value and unlimited Class A preferred shares with no par value (2005 – unlimited preferred shares with a par value of $5.00 each), having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2006.

[b] Issued and outstanding share capital

	September 30,	December 31,
	2006	2005
	$	$

Issued and outstanding
Common Shares 166,352,898 [December 31, 2005 – 123,211,875]	82,216,230	51,849,476

		Number of
Common Share Issuance Summary for the Period	$	Shares

Share Capital, December 31, 2005	51,849,476	123,211,875
Private placement issued for cash, net of finder’s fee	18,681,856	24,001,489
Share issued from exercised of option for cash	346,898	951,050
Share issued from exercised of warrants for cash	5,436,964	12,878,589
Share issued for settlement of fees payable	2,042,811	1,599,907
Share issued for commercial services	3,137,103	2,542,649
Share issued on conversion of convertible debentures	726,056	1,723,339
Cancellation of escrow shares	(4,934)	(556,000)

Share Capital, September 30, 2006
Common shares without par value	82,216,230	166,352,898

Q3/2006 Restated Financial Statements	8

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

[c] Shares to be issued

At September 30, 2006, the Company has 1,410,037 common shares to be issued which are comprised of:

(i) 972,855 common shares for a total of $813,838 to be issued to Directors or companies controlled by Directors of the Company (487,959 common shares) and non-employees for services rendered under compensation arrangements (484,896 common sharers).

(ii) Of the remaining 437,182 common shares are related to exercise of warrants and exercise of options. At September 30, 2006, the Company has received $253,333 in cash for these shares to be issued.

[d] Stock options

At September 30, 2006, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
	Number	Weighted-	Weighted-	Number	Weighted-
Range of	Outstanding	Average	Average	Outstanding	Average
Exercise	at Sept 30,	Remaining	Exercise	at Sept 30,	Exercise
Prices	2006	Contractual	Price	2006	Price
		Life

$0.20 - $0.23	4,885,617	6.83 years	$0.21	4,885,617	$0.21
$0.33 - $0.50	7,575,833	3.18 years	$0.47	7,495,833	$0.47
$0.58 - $0.90	569,083	1.00 years	$0.73	569,083	$0.73
$1.00	120,000	3.35 years	$1.00	120,000	$1.00
$1.50 - $1.60	872,500	2.88 years	$1.59	872,500	$1.59
	14,023,033			13,943,033

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 24,952,935 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2006, 7,492,356 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common	Weighted Average
	Shares Issuable	Exercise Price

Balance, December 31, 2005	13,913,250	0.39
Options granted	1,235,833	1.20
Options forfeited or expired	(170,000)	0.50
Options exercised	(956,050)	0.37
Balance, September 30, 2006	14,023,033	0.47

Q3/2006 Restated Financial Statements	9

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

[e] Common share purchase warrants

At September 30, 2006 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series P Warrants	855,522	$0.33 to $0.40	December 23, 2006
Series Q Warrants	4,094,981	$0.20 to $0.75	November 07, 2006 – August 31, 2008
Series R Warrants	2,500,000	$0.20	August 31, 2008
Series S Warrants	22,470,747	$0.44 to $2.06	October 07, 2006 – May 31, 2011
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 - January 21, 2009
Total	30,867,598

Summary of warrants exercised and issued during the nine month period ending September 30, 2006:

	Number of Common Shares Issuable
		via Warrants
		exercised/
		cancelled	via Warrants
		during the 9-	Issued during
		month Period	the 9-month
	at December	ending Sept 30,	Period ending	at Sept 30,
	31, 2005	2006	Sept 30, 2006	2006	Exercise Price
Series P Warrants	3,735,482	(2,879,960)	—	855,522	$0.33 to $0.40
Series Q Warrants	10,357,295	(6,262,314)	—	4,094,981	$0.20 to $0.75
Series R Warrants	2,500,000	—	—	2,500,000	$0.20
Series S Warrants	15,998,808	(2,615,208)	9,087,147	22,470,747	$0.44 to $2.06
Series T Warrants	312,500	(312,500)	—	—	$0.49
Series U Warrants	1,207,252	(808,942)	548,038	946,348	$0.46 to $0.53
	34,111,337	(12,878,924)	9,635,185	30,867,598

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period. On February 6, 2006 the Company’s market capitalization exceeded $100 million for the 20th consecutive trading days and as a result the balance of unvested 100,000 SA Rights were vested.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2005 and September 30, 2006. These SA Rights will expire on December 31, 2008.

Q3/2006 Restated Financial Statements	10

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

[g] Escrow Shares

On March 27, 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone at a rate of one share for each $0.17 of “cash flow” as defined in the agreement, generated by the Company was not reached. $4,934 (Cdn$6,950) has been credited to contributed surplus due to the cancellation.

On February 6, 2006 the Company’s market capitalization exceeded $100 million for the 20th consecutive trading days and as a result 225,334 shares were released from escrow and were issued to the holders.

During the quarter ended March 31, 2006, 225,334 [2005 - nil] common shares were released from escrow as the milestone was reached and at September 30, 2006, nil [2005 - 781,334] common shares are held in escrow.

10. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

(a)

Consulting fees and salaries of $326,898 for the quarter (2005 - $157,100) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation. For the nine month period ended September 30, 2006, consulting fees and salaries of $852,151 (2005 - $479,209) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation.

(b)	As at September 30, 2006, $101,482 (2005 - $57,170) was paid to a Director of the Company in connection with research and development for the Company’s BioOil technology and related products.

Q3/2006 Restated Financial Statements	11

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2006 and 2005	(in U.S. dollars)

11. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$

Account receivable	(80,771)	(1,993)	(253,256)	144,910
Prepaid expenses and deposits	(477,305)	(47,283)	(525,823)	(99,792)
Accounts payable and accrued liabilities	(1,247,059)	(833,851)	(3,128,077)	308,901
	(1,805,135)	(883,127)	(3,907,156)	354,019

12. SEGMENTED FINANCIAL INFORMATION

In 2006 and 2005, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the nine month periods ended September 30, 2006 ($10,140,707) and September 30, 2005 ($6,919,114) is attributable to the BioOil segment.

13. SUBSEQUENT EVENT

(a)

In October 2006 the Company received $1,000,000 from Consensus Business Group and transferred these funds, along with $500,000 held as Project advance, to its subsidiary Dynamotive Biomass Resource Corporation. (See also Note 5)

(b)

In October 2006, the Company received $200,000 from Renewable Oil Corporation (formerly known as Enecon Pyrolysis Pty. Ltd.) as a non-refundable payment for a Master License from Dynamotive for the Australian market. These funds will be recorded as deferred revenue in the forth quarter of 2006.

Q3/2006 Restated Financial Statements	12